--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                                      AND
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            ------------------------

                              CN BIOSCIENCES, INC.
                           (NAME OF SUBJECT COMPANY)
                              EM ACQUISITION CORP.
                          EM INDUSTRIES, INCORPORATED
                         MERCK KGAA, DARMSTADT, GERMANY
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  125946 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             STEPHEN J. KUNST, ESQ.
                    GROUP VICE PRESIDENT AND GENERAL COUNSEL
                          EM INDUSTRIES, INCORPORATED
                                7 SKYLINE DRIVE
                              HAWTHORNE, NY 10532
                           TELEPHONE: (914) 592-4660
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to:

                             THOMAS J. DRAGO, ESQ.
                                COUDERT BROTHERS
                          1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 626-4400
                           FACSIMILE: (212) 626-4120

                            ------------------------

                               NOVEMBER 18, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**

$158,230,675                                                $31,646.14

 * This amount assumes the purchase, pursuant to the Offer to Purchase, of all of the 5,721,790 shares of Common Stock, par value $.01 per share ("Shares"), of the Subject Company outstanding as of November 17, 1998 and 607,437 Shares issuable upon exercise of certain options at $25.00 per Share.

** 1/50 of 1% of Transaction Valuation.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:.................................................    None
Form or Registration No.:...............................................    N/A
Filing Party:...........................................................    N/A
Date Filed:.............................................................    N/A

                         (Continued on following pages)

                               Page 1 of   pages
                            Exhibit Index on page 9
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 125946 10 3        SCHEDULE 14D-1 AND 13D                    Page 2 of

 1.        NAMES OF REPORTING PERSONS:

           EM Acquisition Corp.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)      / /
           (b)      / /
 3.        SEC USE ONLY

 4.        SOURCE OF FUNDS

           AF, WC

 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f)                                          / /

 6.        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,248,485

 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                       / /

 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           39.3% of the Shares issued and outstanding as of November 17, 1998.

10.        TYPE OF REPORTING PERSON

           CO

CUSIP No. 125946 10 3        SCHEDULE 14D-1 AND 13D                    Page 3 of

 1.        NAMES OF REPORTING PERSONS:

           EM Industries, Incorporated

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      / /
           (b)      / /

 3.        SEC USE ONLY

 4.        SOURCE OF FUNDS

           AF, WC

 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f)                                          / /

 6.        CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,248,485

 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                       / /

 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           39.3% of the Shares issued and outstanding as of November 17, 1998.

10.        TYPE OF REPORTING PERSON

           CO

CUSIP No. 125946 10 3          SCHEDULE 14D-1 AND 13D                Page 4 of

 1.        NAMES OF REPORTING PERSONS:

           Merck KGaA

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)      / /

           (b)      / /

 3.        SEC USE ONLY

 4.        SOURCE OF FUNDS

           WC


 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f)                                          / /

 6.        CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany

 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,248,485

 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES / /

 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           39.3% of the Shares issued and outstanding as of November 17, 1998.

10.        TYPE OF REPORTING PERSON

           CO

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by EM Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EM Industries, Incorporated, a New York corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of CN Biosciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $25.00 per Share, net to the seller in cash without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Parent is an indirect subsidiary of Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is CN Biosciences, Inc., a Delaware corporation. The address of the Company's principal executive offices is 10394 Pacific Center Court, San Diego, CA 92121.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends on Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed on behalf of Purchaser, Parent and Merck KGaA. The principal executive offices of Purchaser and Parent are located at 7 Skyline Drive, Hawthorne, NY 10532. The principal executive offices of Merck KGaA are located at Frankfurter Strasse 250, D-64293 Darmstadt, Germany. The information set forth in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference. Purchaser is incorporated under the laws of the State of Delaware, Parent is incorporated under the laws of the State of New York and Merck KGaA is incorporated under the laws of Germany.

     (e) During the last five years, none of Purchaser, Parent or Merck KGaA nor, to the best knowledge of Purchaser, Parent and Merck KGaA, any of the persons described in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase or listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, none of Purchaser, Parent or Merck KGaA nor, to the best knowledge of Purchaser, Parent and Merck KGaA, any of the persons listed described in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase or in Schedule I to the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction and in Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholder Agreement"), Section 7 ("Effect of the Offer on the Market for Shares, Nasdaq Listing and Exchange Act Registration") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties"), Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholder Agreement") and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties"), Section 11 ("Contacts with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer"), Section 16 ("Fees and Expenses") and
Section 17 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction and in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholder Agreement"), Section 7 ("Effect of the Offer on the Market for Shares, Nasdaq Listing and Exchange Act Registration") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Nasdaq Listing and Exchange Act Registration") and
Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated November 25, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of Press Release issued by Parent and the Company dated November 19, 1998.

     (a)(8) Summary Advertisement dated November 25, 1998.

     (c)(1) Agreement and Plan of Merger, dated as of November 18, 1998, by and among the Company, Parent, and Purchaser.

     (c)(2) Stockholder Agreement, dated as of November 18, 1998, by and among Parent, Purchaser and Warburg, Pincus Investors, L.P.

     (c)(3) Confidentiality Agreement, dated as of June 3, 1998, by and between the Company and Merck KGaA.

     (c)(4) Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Stelios B. Papadopoulos.

     (c)(5) Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Dr. Robert C. Mierendorf.

     (c)(6) Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and James G. Stewart.

     (c)(7) Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Dr. John T. Snow.

     (c)(8) Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Mark Zimmerman.

     (c)(9) Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Douglas T. Greenwold.

     (c)(10) Form of Letter Agreement, dated as of November 18, 1998 between the Company and Dr. Robert C. Mierendorf.

     (c)(11) Form of Letter Agreement, dated as of November 18, 1998 between the Company and Mark Zimmerman.

     (c)(12) Letter dated November 18, 1998 from Merck KGaA to the Company.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1998

                                          EM ACQUISITION CORP.


                                          By:       /s/ DIETER JANSSEN
                                              ----------------------------------
                                              Name: Dieter Janssen
                                              Title: President & CEO

                                          EM INDUSTRIES, INCORPORATED

                                          By:       /s/ RICHARD K. HACKETT
                                              ----------------------------------
                                              Name: Richard K. Hackett
                                              Title: Vice President, Finance

                                          MERCK KGaA, DARMSTADT, GERMANY

                                          By:       /s/ KLAUS-PETER BRANDIS
                                              ----------------------------------
                                              Name: Klaus-Peter Brandis
                                              Title: Head of Legal Department

                                 EXHIBIT INDEX

EXHIBIT                                                                                                        PAGE
NUMBER    DESCRIPTION                                                                                           NO.
-------   --------------------------------------------------------------------------------------------------   -----
 (a)(1)   Offer to Purchase dated November 25, 1998.........................................................
 (a)(2)   Letter of Transmittal.............................................................................
 (a)(3)   Notice of Guaranteed Delivery.....................................................................
 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..................
 (a)(5)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees..........................................................................................
 (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.............
 (a)(7)   Text of Press Release issued by Parent and the Company dated November 19, 1998....................
 (a)(8)   Summary Advertisement dated November 25, 1998.....................................................
 (c)(1)   Agreement and Plan of Merger, dated as of November 18, 1998, by and among the Company, Parent and
          Purchaser.........................................................................................
 (c)(2)   Stockholder Agreement, dated as of November 18, 1998, by and among Parent, Purchaser and Warburg,
          Pincus Investors, L.P.............................................................................
 (c)(3)   Confidentiality Agreement, dated as of June 3, 1998, by and between the Company and Merck KGaA....
 (c)(4)   Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Stelios
          B. Papadopoulos...................................................................................
 (c)(5)   Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Dr.
          Robert C. Mierendorf..............................................................................
 (c)(6)   Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and James G.
          Stewart...........................................................................................
 (c)(7)   Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Dr. John
          T. Snow...........................................................................................
 (c)(8)   Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Mark
          Zimmerman.........................................................................................
 (c)(9)   Employment Agreement, dated as of November 18, 1998, by and among the Company, Parent and Douglas
          J. Greenwold......................................................................................
(c)(10)   Form of Letter Agreement, dated as of November 18, 1998, between the Company and Dr. Robert C.
          Mierendorf........................................................................................
(c)(11)   Form of Letter Agreement, dated as of November 18, 1998, between the Company and Mark Zimmerman...
(c)(12)   Form of Letter dated November 18, 1998 from Merck KGaA to the Company.............................
